SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INFUSYSTEM HOLDINGS, INC.

(Name of Subject Company (Issuer))

INFUSYSTEM HOLDINGS, INC.

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Warrants to Purchase Common Stock

Having an Exercise Price of $5.00 per Share

(Title of Classes of Securities)

45685K110

(CUSIP Number of Class of Securities)

Sean McDevitt

Chief Executive Officer

31700 Research Park Drive

Madison Heights, Michigan 48071

(248) 291-1210

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6843

Attn: Howard Kenny

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,966,060.26	$140.18

*	This valuation assumes the exchange of 35,108,219 warrants to purchase common stock of InfuSystem Holdings, Inc. (“the Company”), for common shares of the Company’s common stock, par value $0.0001 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the bid and ask price of the warrants of $0.056 as of February 8, 2010 as quoted on the OTC Bulletin Board under the symbol “INHIW.OB”.
**	The amount of the filing fee was calculated in accordance with the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d 1.

☒	issuer tender offer subject to Rule 13e 4.

☐	going private transaction subject to Rule 13e 3.

☐	amendment to Schedule 13D under Rule 13d 2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This issuer tender offer statement on Schedule TO (this “Schedule TO”) is being filed by InfuSystem Holdings, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the “Exchange Offer”) any and all warrants to purchase common stock exercisable at $5.00 per share (the “Warrants”) for shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), upon the terms and subject to the conditions set forth in the Company’s offer to exchange, dated February 16, 2010 (the “Exchange Offer Statement”), and in the related Exchange Offer materials which are filed as Exhibits (a)(1)(A) to (a)(1)(C) to this Schedule TO (which the Exchange Offer and related Exchange Offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

This is a one-time offer and only valid during the period the Exchange Offer remains open. Each Warrant is currently exercisable into one (1) share of Common Stock for an exercise price of $5.00 for one of the following options:

•	One (1) share of Common Stock for every thirty-five (35) Warrants tendered; or

•

One (1) share of Common Stock for every twenty-five (25) Warrants tendered, provided the holder agrees to be subject to the lock-up provisions described in the Exchange Offer Statement, which provide that the holder may not transfer the shares of Common Stock received for six months following the expiration of the Exchange Offer without the Company’s consent.

The Exchange Offer expires at 5:00 p.m., Eastern Standard Time, on March 17, 2010, which date we refer to as the expiration date, unless earlier terminated or extended by us.

The information set forth in the Exchange Offer and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to all applicable items required in this Schedule TO. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information set forth under the captions entitled “Summary Term Sheet” in the Exchange Offer, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is InfuSystem Holdings, Inc., a Delaware corporation (the “Company”). The address of its principal executive offices is 31700 Research Park Drive, Madison Heights, Michigan 48071. The telephone number of its principal executive offices is (248) 291-1210.

(b) This Tender Offer Statement on Schedule TO relates an Exchange Offer by the Company to holders of all currently outstanding warrants to purchase common stock exercisable at $5.00 per share (“Warrants”) to voluntarily exchange any or all of their warrants for shares of the Company’s common stock (“Common Stock”) upon the terms and subject to the conditions described in the Exchange Offer attached hereto as Exhibits (a)(1)(A). As of February 11, 2010, there were 35,108,219 outstanding Warrants eligible to participate in the Exchange Offer, each Warrant currently exercisable into one Common Stock for an exercise price of $5.00 per share. The information set forth in the Exchange Offer under the captions entitled “The Exchange Offer—Eligibility” and “The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock” is incorporated herein by reference.

(c) The information set forth in the Exchange Offer under the captions entitled “Price Range of Warrants, Common Stock and Units” is incorporated herein by reference. The Warrants are currently quoted on the OTC

Bulletin Board under the symbol “INHIW.OB.” The last reported sale for Warrants was on February 5, 2010 and the sales price was $0.06. The Company’s Common Stock is quoted on the OTC Bulletin Board under the symbol “INHI.OB.” The last reported sales price for a Common Stock was $2.30 on February 11, 2010. Units, comprised of one share of Common Stock and two Warrants, are currently quoted on the OTC bulletin board under the symbol INHIU.OB. The last reported sale for Units was on February 3, 2010 and the sale price was $2.35.

Item 3.	Identity and Background of Filing Person.

(a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The Company’s Directors and Executive Officers as of February 11, 2010 are listed in the table below. The address of each individual listed below is 31700 Research Park Drive, Madison Heights, Michigan 48071.

Name	Title
Sean McDevitt	Chief Executive Officer and Chairman of the Board
Sean Whelan	Chief Financial Officer
John Voris	Director
Pat LaVecchia	Director
Wayne Vetter	Director
Jean-Pierre Millon	Director
David Dreyer	Director
James Freddo	Director

Item 4.	Terms of the Transaction.

(a) The information set forth in the Exchange Offer under the captions entitled “The Exchange Offer—Purpose of the Offer”, “The Exchange Offer—Eligibility”, “The Exchange Offer—Exchange of Warrants”, “The Exchange Offer—Procedures for Tendering Warrants”, “The Exchange Offer—Acceptance of Warrants; Issuance of Common Stock; Payment of Offer Payments”, “The Exchange Offer—Extension of Offer; Termination; Amendment”, “The Exchange Offer—Source and Amount of Consideration; Description of Warrants” and “Certain Tax Consequences of the Offer” is incorporated herein by reference.

(b) The information set forth in the Exchange Offer under the captions entitled “The Exchange Offer—Director Participation” and “The Exchange Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The Company directors and executive officers who own an aggregate of 1,382,145 Warrants may participate in the Exchange Offer but are not obligated to do so. Each Director has informed the Company of his intent to participate in the Exchange Offer, if at all, only if holders of more than 50% of the public Warrants have tendered their Warrants. Any Director who participates in the Exchange Offer will agree to provide the Company with a lock-up agreement containing provisions comparable to the lock-up provisions described in the Exchange Offer under the caption entities “The Exchange Offer—Lock-Up Provisions”, but applicable for a period of one year from the expiration of the Exchange Offer. Any Director participating in the Exchange Offer will receive certificated shares of Common Stock and the lock-up restrictions will be described in a legend printed on such certificates.

In October 2007 the Company entered into an Amended and Restated Registration Rights Agreement with Wayne Yetter, John Voris, Jean-Pierre Millon, Erin Enright, Sean McDevitt, Pat LaVecchia and Great Point Partners LLC (“Great Point”, collectively the “Insiders”) which provides registration rights with respect to all the outstanding securities of the Company held by the Insiders.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Exchange Offer under the captions entitled “The Exchange Offer—Purpose of the Offer” is incorporated herein by reference. All Warrants tendered pursuant to the Exchange Offer will be cancelled.

(b) The information set forth in the Exchange Offer under the captions entitled “The Exchange Offer—Acceptance of Warrants; Issuance of Common Stock; Payment of Offer Payments” and “The Exchange Offer—Source and Amount of Consideration; Description of Warrants” is incorporated herein by reference.

(c) Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Exchange Offer under “The Exchange Offer—Source and Amount of Consideration; Description of Warrants” and “The Exchange Offer—Fees and Expenses” is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the Exchange Offer under “The Exchange Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock” is incorporated herein by reference. The information set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 3, 2009 under the caption entitled “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” is incorporated by reference in the Exchange Offer which is incorporated herein by reference.

(b) The information set forth in the Exchange Offer under the captions entitled “The Exchange Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) We have not retained any person for the purpose of soliciting eligible holders of Warrants to tender their Warrants pursuant to the Offer.

Item 10.	Financial Statements.

(a)

(1)	The consolidated balance sheets of the Company as of December 31, 2008 and 2007 and the related consolidated statements of income, stockholders’ equity, and cash flows for the years ended December 31, 2008 and 2007 are incorporated by reference in the Exchange Offer under the caption entitled “Available Information/Incorporation by Reference” which is incorporated herein by reference.

(2)	The consolidated balance sheet of the Company at September 30, 2009 in the Quarterly Reports for the quarter ended September 30, 2009 and the related consolidated statements of income, and cash flows for the three and nine months ended September 30, 2009 and 2008 are incorporated by reference in the Exchange Offer under the caption entitled “Available Information/Incorporation by Reference” which is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(b) The information set forth in the Exchange Offer under the caption “Pro Forma Financial Information” and “Capitalization” is incorporated herein by reference.

Item 11.	Additional Information.

(a) Not applicable.

(b) The information set forth in the Exchange Offer and the accompanying Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Exchange Offer dated February 16, 2010.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(5)(A)	Form of Director Lock-Up Agreement

(a)(5)(B)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(5)(C)	Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(5)(D)	Press Release, dated February 16, 2010.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INFUSYSTEM HOLDINGS, INC.

Date: February 16, 2010	By:	/S/ SEAN MCDEVITT
Sean McDevitt Chief Executive Officer and Chairman of the Board

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Exchange Offer dated February 16, 2010.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(5)(A)	Form of Director Lock-Up Agreement

(a)(5)(B)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(5)(C)	Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(5)(D)	Press Release, dated February 16, 2010.